EXHIBIT 3

FIRSTSERVICE CORPORATION

Management’s discussion and analysis for the year ended December 31, 2016

(in US dollars)

February 22, 2017

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of FirstService Corporation (“we,” “us,” “our,” the “Company” or “FirstService”) for the year ended December 31, 2016. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2016 and up to and including February 22, 2017.

Additional information about the Company, including the Company’s current Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures.”

FirstService’s business

FirstService is a leading provider of branded essential property services comprised of two reportable operating segments: (i) FirstService Residential, the largest provider of residential property management services in North America; and (ii) FirstService Brands, a leading provider of essential property services to residential and commercial customers through both franchise systems and company-owned operations. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. FirstService Residential and FirstService Brands are described in further detail in our Annual Information Form.

Pre-spin-off Financial Information

FirstService began independent operations on June 1, 2015, when former FirstService Corporation (“Old FSV”) completed a plan of arrangement (the “spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc. and us. The results for the seven month period from June 1 to December 31, 2015 and all of 2016 represent the Company’s operations, cash flow and financial position as a stand-alone entity. The results for the periods prior to the spin-off have been prepared on a “carve-out” accounting basis whereby results have been derived from the accounting records of Old FSV using the historical results of operations and historical basis of assets and liabilities of the businesses transferred to us.

Consolidated review

Our consolidated revenues for the year ended December 31, 2016 were $1.48 billion, an increase of 18% over the prior year measured in local currencies (17% measured in the reporting currency), attributable to a combination of organic growth and recent acquisitions.

Our diluted net earnings per share calculated in accordance with GAAP was $0.92 in the year ended December 31, 2016 versus $0.59 in the prior year. Our adjusted EPS (see definition and reconciliation below) was $1.62 for the year ended December 31, 2016, up 35% from $1.20 in the prior year.

We acquired controlling interests in 13 businesses in 2016, including eight in our FirstService Brands segment and five in our FirstService Residential segment. The total initial cash consideration for these acquisitions was $90.9 million. Our tuck-under acquisitions increase the geographic footprint and broaden our service offering at FirstService Residential and are part of the execution of our strategy at FirstService Brands to acquire California Closets and Paul Davis Restoration franchises in selected key markets. In addition, within FirstService Brands, we added a new essential property service platform through the acquisition of Century Fire Protection, a full-service fire protection firm headquartered in Atlanta, Georgia. In late 2016, Century Fire Protection subsequently completed a tuck-under acquisition of Fort-Lauderdale, Florida-based Advanced Fire.

Results of operations – year ended December 31, 2016

Our revenues were $1.48 billion for 2016, up 17% relative to 2015 (18% on a local currency basis). The increase was comprised of organic revenue growth of 6%, with the balance from the positive impact of acquisitions.

Operating earnings increased 28% to $90.6 million in 2016, while adjusted EBITDA rose 27% to $130.3 million. Our FirstService Residential division generated significant increases in profitability in 2016 as a result of continued operating margin improvements. Our FirstService Brands division was positively impacted by significant acquisition activity in 2016.

Depreciation expense was $22.8 million in 2016 relative to $18.8 million in the prior year. The increase was primarily attributable to increased investments in office leaseholds and information technology systems at FirstService Residential and at our FirstService Brands company-owned operations.

Amortization expense was $14.2 million in 2016 relative to $10.1 million in 2015. The increase was attributable to the accelerated amortization of certain intangible assets recognized in conjunction with recent business acquisitions.

Net interest expense increased to $9.2 million in 2016 from $9.1 million in the prior year. Our weighted average interest rate decreased to 3.9% in 2016 from 4.1% in the prior year. The lower average interest rate was primarily due to a decrease in the rate of interest on our senior secured notes (which interest rate was reduced as a result of having met certain financial covenant targets).

Our consolidated income tax rate for 2016 was 34% versus 38% in 2015. Relative to 2016, the 2015 tax rate was impacted primarily by a spin-off tax charge, impacting our rate by 3%. The prior year tax rate was also based on interim carve-out financial statements which involved a number of assumptions, allocations and estimates.

Net earnings were $54.2 million in 2016, compared to $38.2 million in the prior year. The increase was primarily attributable to strong profitability driven primarily by operating margin improvements in the FirstService Residential division and strong organic revenue growth, together with significant acquisition activity, in the FirstService Brands division.

At FirstService Residential, revenues were $1.11 billion in 2016, an increase of 9% compared to the prior year. Organic growth was 6% and was attributable to property management contract wins and new development. During 2016, we also acquired property management businesses operating in California, South Carolina, Maryland and Massachusetts, which contributed to the remainder of the growth. This segment reported adjusted EBITDA of $84.2 million in 2016 or 7.6% of revenues, relative to $68.9 million or 6.8% of revenues in the prior year. Operating earnings for 2016 was $62.5 million or 5.6% of revenues, relative to $47.6 million or 4.7% of revenues in the prior year. Margin expansion was driven by continued operating improvements.

Our FirstService Brands operations reported revenues of $370.1 million in 2016, an increase of 50% versus the prior year. Organic growth of 8% was attributable to higher system-wide sales at several of our franchised brands, as well as strong revenue growth at our California Closets company-owned operations. Acquisitions contributed to the balance of our growth, the most significant being Century Fire Protection. Adjusted EBITDA was $56.3 million in 2016 or 15.2% of revenues, relative to $43.0 million or 17.4% of revenues in the prior year. Operating earnings were $41.2 million or 11.1% of revenues, versus $35.1 million or 14.2% of revenues a year ago. The division operating margin was impacted by the increased revenue mix from our recently acquired company-owned operations, including Century Fire Protection.

Corporate costs, as presented in Adjusted EBITDA were $10.1 million in 2016 relative to $8.8 million in the prior year. On a GAAP basis, corporate costs for 2016 were $13.2 million, compared to $11.9 million a year ago. The prior year period included pre-spin-off allocations.

Results of operations – year ended December 31, 2015

Our revenues were $1.26 billion for 2015, up 12% relative to 2014 (13% on a local currency basis). The increase was comprised of internal revenue growth of 8% and the positive impact of acquisitions of 4%.

Operating earnings increased 55% to $70.7 million in 2015, while adjusted EBITDA rose 37% to $103.0 million. Our FirstService Residential division generated significant increases in profitability in 2015 as a result of both strong revenue growth and significant operating margin improvements. Consolidated operating earnings in 2014 were impacted by: (i) $9.0 million of incremental US employee medical benefits costs; and (ii) $1.9 million of non-recurring expenses related to the down-sizing of our homeowner collection business incurred during the year.

Depreciation expense was $18.8 million in 2015 relative to $17.7 million in 2014. The increase was attributable to increased investments in office leaseholds and information technology systems in our FirstService Residential operations.

Amortization expense was $10.1 million in 2015 relative to $8.7 million in 2014. The increase was attributable to the amortization of intangible assets recognized in conjunction with recent business acquisitions.

Net interest expense increased to $9.1 million in 2015 from $6.9 million in 2014. Our weighted average interest rate increased to 4.1% in 2015 from 3.1% in 2014 due to: (i) no longer having an interest swap in place on certain series of previously issued senior secured notes; and (ii) allocated interest related to the pre-spin-off period.

Our consolidated income tax rate for 2015 was 38% versus 32% in 2014. Relative to 2014, the 2015 tax rate was impacted primarily by a discrete tax charge related to the spin-off, impacting our rate by 3%. The 2014 tax rate was also based on carve-out financial statements which involved a number of assumptions, allocations and estimates.

Net earnings were $38.2 million in 2015, compared to $26.2 million in 2014. The increase was primarily attributable to strong profitability driven by revenue growth and operating margin improvements in the FirstService Residential division.

At FirstService Residential, revenues were $1.02 billion in 2015, an increase of 11% compared to the previous year. Internal growth was 8% (9% on a local currency basis) and was attributable to property management contract wins and strong new development business, while acquisitions contributed 3%. During 2015, we acquired property management businesses operating in Texas, California, New York, Florida, Nevada and British Columbia. This segment reported adjusted EBITDA of $68.9 million in 2015 or 6.8% of revenues, relative to $45.6 million or 5.0% of revenues in the previous year. Operating earnings for 2015 was $47.6 million or 4.7% of revenues, relative to $25.7 million or 2.8% of revenues in the previous year. The 2014 results were impacted by (i) elevated employee medical benefits costs in the US amounting to approximately $9.0 million and (ii) $1.9 million of non-recurring expenses related to the down-sizing of our homeowner collection business incurred during the year.

Our FirstService Brands operations reported revenues of $246.6 million in 2015, an increase of 16% versus 2014. Internal growth of 10% (11% on a local currency basis) was attributable to royalties from increased system-wide sales across most of our brands, as well as strong revenue growth at our California Closets company-owned operations. Acquisitions contributed 6% to our growth in 2015 and included the purchases of a Paul Davis Restoration franchise in Pennsylvania, as well as a California Closets franchise in Colorado. Adjusted EBITDA was $43.0 million in 2015, up 14% relative to 2014, with the margin decreasing modestly to 17.4% in 2015 from 17.8% in the previous year. Operating earnings was $35.1 million or 14.2% of revenues, versus $30.6 million or 14.4% of revenues in the previous year. Our operating margin in 2015 reflected the benefit of operating leverage on royalties from increasing system-wide sales across most of our brands, offset by weather-related flat performance at Paul Davis Restoration and investments incurred in executing our centralized manufacturing strategy at our California Closets company-owned operations.

Corporate costs, as presented in Adjusted EBITDA were $8.8 million in 2015 relative to $8.4 million in 2014. On a GAAP basis, corporate costs for 2015 were $11.9 million, compared to $10.7 million in 2014.

Selected annual information - last five years

(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2016	2015	2014	2013	2012

Operations
Revenues	$1,482,889	$1,264,077	$1,132,002	$1,038,087	$939,821
Operating earnings	90,550	70,747	45,621	37,083	53,478
Net earnings	54,243	38,198	26,192	18,452	30,765

Financial position
Total assets	$770,964	$600,483	$615,544	$610,297	$591,438
Long-term debt	250,909	201,199	239,357	225,425	216,370
Redeemable non-controlling interests	102,352	77,559	80,926	81,407	74,158
Shareholders' equity	181,028	167,026	158,749	168,660	174,834

Common share data
Net earnings (loss) per common share:
Basic	$0.93	0.59	0.36	0.09
Diluted	0.92	0.59	0.36	0.09

Weighted average common shares
outstanding (thousands)
Basic	35,966	36,013	35,971	35,971
Diluted	36,366	36,425	36,363	36,306
Cash dividends per common share	$0.44	0.40

Other data
Adjusted EBITDA	$130,324	$103,038	$74,997	$78,913	$78,932
Adjusted EPS	1.62	1.20	0.84	0.96

Note: Any per share amounts prior to June 1, 2015 in the table above have been calculated using Old FSV’s share balances and the terms of the spin-off.

Results of operations – fourth quarter ended December 31, 2016

Consolidated operating results for the fourth quarter ended December 31, 2016 were up significantly relative to the results experienced in the comparable prior year quarter, driven by strong top-line growth at both our FirstService Residential and FirstService Brands divisions, as well as significant operating improvements at our FirstService Residential operations. FirstService Residential revenues increased 9% in the fourth quarter ended December 31, 2016, compared to the prior year quarter, with adjusted EBITDA increasing 26% and operating earnings increasing 30% in the fourth quarter ended December 31, 2016 versus the prior year quarter as a result of continued margin expansion from regional operational improvements.

Our FirstService Brands operations experienced substantial revenue growth of 64% in the fourth quarter ended December 31, 2016 compared to the prior year quarter, through strong organic growth and contribution from significant acquisition activity. FirstService Brands adjusted EBITDA increased 42% in the fourth quarter versus the prior year quarter. Operating earnings increased 14% versus the prior year quarter. The difference in growth rates between adjusted EBITDA and operating earnings above is primarily attributable to increased and accelerated amortization of certain intangible assets relating to recently completed acquisitions in the division, primarily Century Fire Protection. The divisional EBITDA margin decreased to 15.1% from 17.4% in the prior year quarter, as a result of increased contribution from lower margin company-owned operations, including Century Fire Protection. The divisional operating earnings margin decreased to 9.8% from 14.1% in the prior year quarter, as a result of this mix, as well as increased amortization of intangible assets from recently completed acquisitions.

Summary of quarterly results - years ended December 31, 2016 and 2015

(in thousands of US$, except per share amounts)

(unaudited)	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2016
Revenues	$307,586	$385,104	$409,083	$381,116	$1,482,889
Operating earnings	4,261	30,794	36,578	18,917	90,550
Net earnings	1,517	18,072	22,938	11,716	54,243
Net earnings per share:
Basic	(0.05)	0.35	0.44	0.19	0.93
Diluted	(0.05)	0.35	0.43	0.19	0.92

Year ended December 31, 2015
Revenues	$272,189	$326,251	$349,525	$316,112	$1,264,077
Operating earnings	1,407	23,936	31,417	13,987	70,747
Net earnings	(434)	11,808	18,917	7,907	38,198
Net earnings per share:
Basic	(0.09)	0.21	0.39	0.09	0.59
Diluted	(0.09)	0.20	0.39	0.09	0.59

Other data
Adjusted EBITDA - 2016	$12,716	$40,245	$46,703	$30,660	$130,324
Adjusted EBITDA - 2015	9,321	32,312	39,077	22,328	103,038
Adjusted EPS - 2016	0.07	0.52	0.62	0.41	1.62
Adjusted EPS - 2015	0.02	0.40	0.50	0.28	1.20

Note: Any per share amounts prior to June 1, 2015 in the table above have been calculated using Old FSV’s share balances and the terms of the spin-off.

Operating outlook

We are committed to a long-term growth strategy that includes average internal revenue growth in the mid-to-high single digit range, combined with tuck-under acquisitions within each of our service platforms, resulting in targeted average annual growth in revenues of 10% or higher. We are targeting some incremental leverage and higher growth rates for operating earnings, and EPS. Economic conditions will negatively or positively impact these target growth rates in any given year.

In our FirstService Residential segment, revenues are expected to increase at a low-to-mid single digit percentage organic growth rate in 2017 primarily from new business wins. Any additional tuck-under acquisitions will augment organic growth. Operating margins for 2017 are expected to be higher than 2016 due to continued operating efficiencies.

Our FirstService Brands segment is expected to generate mid-to-high single digit percentage organic revenue growth in 2017 primarily from increases in franchisee productivity, as well as the addition of new franchisees in some of our less mature franchise systems. Tuck-under acquisitions from our ongoing company-owned acquisition strategy at California Closets and Paul Davis Restoration, as well as opportunities at Century Fire Protection will add to organic growth. Operating margins are expected to remain in the mid-teens, with any margin decrease most likely to come from further acquisitions of lower margin company-owned operations.

The foregoing contains forward-looking statements, and readers should refer to “Forward-looking statements and risks” below regarding our cautions relating to these forward-looking statements and the material risk factors that could cause actual results to differ materially from these forward-looking statements. The above forward-looking statements are made on the assumption that general economic conditions and the conduct of the Company’s businesses remain as they exist on the date hereof, with none of the material risk factors (as noted under “Forward-looking statements and risks” below) occurring during 2017.

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes outdoor painting and franchise operations, which generate the majority of their revenues during the second and third quarters.

Liquidity and capital resources

The Company generated cash flow from operating activities of $109.0 million for the year ended December 31, 2016, relative to $87.1 million in the prior year. Operating cash flow was favourably impacted by strong profitability at both of our divisions. We believe that cash from operations and other existing resources, including our revolving credit facility described below, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

We have a credit agreement with a syndicate of lenders which contains a senior revolving credit facility (the “Facility”) of $200 million. The Facility has a 5-year term ending on June 1, 2020 and bears interest at 0.25% to 2.50% over floating reference rates, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $50 million, on the same terms and conditions as the original Facility.

We have outstanding $150 million of senior secured notes bearing interest at a rate of 3.84% to 4.84%, depending on leverage ratios. As of December 31, 2016, the current interest rate is 3.84%. The senior secured notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

During 2016, we invested cash in acquisitions as follows: an aggregate of $90.9 million (net of cash acquired) in 13 new business acquisitions, $2.5 million in contingent consideration payments related to previously completed acquisitions, and $1.1 million in acquisitions of redeemable non-controlling interests (“RNCI”).

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $10.4 million as at December 31, 2016 (December 31, 2015 - $3.3 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to December 2018. We estimate that, approximately 85% of the contingent consideration outstanding as of December 31, 2016 will ultimately be paid.

Capital expenditures for the year were $29.1 million (2015 - $19.7 million), which consisted primarily of office leasehold improvements, new vehicles, as well as productivity-enhancing information technology systems in both of our operating divisions.

Net indebtedness as at December 31, 2016 was $207.5 million, versus $155.6 million at December 31, 2015. Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents. We were in compliance with the covenants of our agreements relating to the Facility and our senior secured notes as at December 31, 2016 and we expect to remain in compliance with such covenants going forward.

The Company declared common share dividends totalling $0.44 per share during 2016, with $0.33 paid in cash during the year and $0.11 paid in January 2017.

In February 2017, our Board of Directors approved an increase to our dividend such that, commencing with the quarter ended March 31, 2017, the quarterly dividend would be US$0.1225 (a rate of US$0.49 per annum). The Company’s policy is to pay quarterly dividends on its common shares in the future, subject to the discretion of our Board of Directors.

During the year we distributed $4.9 million (2014 - $3.6 million) to non-controlling shareholders of subsidiaries, in part to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities.

The following table summarizes our contractual obligations as at December 31, 2016:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$249,721	$459	$858	$97,546	$150,858
Interest on long term debt	42,425	8,132	15,455	13,067	5,771
Capital lease obligations	1,188	584	484	120	-
Contingent acquisition consideration	10,442	2,882	7,560	-	-
Operating leases	85,156	21,783	31,858	20,895	10,620

Total contractual obligations	$388,932	$33,840	$56,215	$131,628	$167,249

At December 31, 2016, we had commercial commitments totaling $6.2 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes at an interest rate of 3.84%.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be. The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	December 31	December 31
(in thousands of US$)	2016	2015

FirstService Residential	$64,759	$53,548
FirstService Brands	35,810	22,784
	$100,569	$76,332

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2016, the RNCI recorded on the balance sheet was $102.4 million. The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of FirstService. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for 2016 would be $0.50, and the accretion to adjusted EPS would be $0.11.

Stock-based compensation expense

One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate. The equity owned by senior management takes the form of stock, stock options or notional value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP. The amount of expense recognized with respect to stock options is determined for the Company plan by allocating the grant-date fair value of each option over the expected term of the option. The amount of expense recognized with respect to the notional value appreciation plans is re-measured quarterly.

Critical accounting estimates

Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified three critical accounting estimates: determination of fair values of assets acquired and liabilities assumed in business combinations, impairment testing of the carrying value of goodwill, and the collectability of accounts receivable.

The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and judgment by management, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships, different amounts of intangible assets and related amortization could be reported.

Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have five reporting units determined with reference to service type, customer type, service delivery model and geography. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by sudden changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that which would suggest a potential decrease in fair value, the determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance would increase bad debt expense by $0.9 million.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2016	2015

Net earnings	$54,243	$38,198
Income tax	27,387	23,412
Other expense (income)	(232)	60
Interest expense, net	9,152	9,077
Operating earnings	90,550	70,747
Depreciation and amortization	36,969	28,984
Acquisition-related items	61	408
Stock-based compensation expense	2,744	2,159
Spin-off transaction costs	-	740
Adjusted EBITDA	$130,324	$103,038

Adjusted EPS is defined as diluted net earnings (loss) per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings (loss) per common share to adjusted EPS appears below.

	Year ended
(in US$)	December 31
	2016	2015

Diluted net earnings per share	$0.92	$0.59
Non-controlling interest redemption increment	0.42	0.33
Acquisition-related items	-	0.01
Amortization of intangible assets, net of tax	0.23	0.16
Stock-based compensation expense, net of tax	0.05	0.04
Spin-off transaction costs, net of tax	-	0.02
Spin-off tax charge	-	0.05
Adjusted EPS	$1.62	$1.20

We believe that the presentation of adjusted EBITDA and adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Initial adoption of, and changes in, accounting policies

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and is effective for the Company on January 1, 2018. The Company is still evaluating its impact, but does not expect the adoption to have a material impact on overall revenue recognition practices and policies.

In February 2016, FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time it must be adopted using a modified retrospective transition. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In November 2016, FASB issued ASU No. 2016-18, Restricted Cash. This ASU should reduce the diversity in practice in financial reporting for the classification of restricted cash, the classification of changes in restricted cash, and the presentation of cash payments and cash receipts that directly affect restricted cash. This ASU will require the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The guidance will be effective January 1, 2018 with retrospective transition. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In January 2017, FASB issued ASU No. 2017-05, Simplifying the Accounting for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. Entities will continue to have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. The same one-step impairment test will be applied to goodwill at all reporting units, even those with zero or negative carrying amounts. Entities will be required to disclose the amount of goodwill at reporting units with zero or negative carrying amounts. The revised guidance will be applied prospectively and early adoption is permitted for any impairment tests performed after January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

Financial instruments

Periodically we use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As at the date of this MD&A, the Company does not have any such financial instruments.

Off-balance sheet arrangements

The Company does not believe that it has off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than the payments which may be required to be made by us under the sale of control arrangement contained in the restated management services agreement with FirstService, Jayset Management FSV Inc. and Jay S. Hennick, a description of which is set out in Note 10 to the Consolidated Financial Statements (which is incorporated by reference herein and available on the SEDAR website at www.sedar.com and EDGAR at www.sec.gov).

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2016 was $0.6 million (2015 - $0.4 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years.

As at December 31, 2016, the Company had $2.5 million of loans receivable from minority shareholders (December 31, 2015 - $2.3 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

In conjunction with the spin-off on June 1, 2015, the Company entered into transitional services and separation agreement with Colliers which sets out the terms under which certain administrative services, rent and other expenses will be incurred or allocated. The Company paid $0.3 million in rent to Colliers for the year ended December 31, 2016. During the period from the spin-off date to December 31, 2015, the amount was $0.2 million.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 34,637,717 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,621,100 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

During the year ended December 31, 2016, the Company repurchased 230,000 Subordinate Voting Shares under its Normal Course Issuer Bid (“NCIB”) at an average price of $41.37 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,870,000 Subordinate Voting Shares under its NCIB, which expires on August 23, 2017.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2016. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of that date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded thirteen individually insignificant entities acquired by the Company during the last fiscal period from our assessment of internal control over financial reporting as at December 31, 2016. The total assets and total revenues of the thirteen majority-owned entities represent 7.3% and 8.6%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2016.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2016, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2016, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report dated February 22, 2017 which accompanies the Company’s audited consolidated financial statements for the year ended December 31, 2016.

Changes in internal control over financial reporting

During the year ended December 31, 2016, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

FirstService is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2016, which is also included in the Company’s Annual Report on Form 40-F available on EDGAR at www.sec.gov:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	The ability to attract new customers and to retain major customers and renew related contracts.
•	The ability to retain and incentivize employees.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our operations, including licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Although the spin-off is complete, the transaction exposes FirstService to certain ongoing tax and indemnification risks.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any non-material forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR website at www.sedar.com.